Exhibit 99.1

Fusion Fuel Enters $2.0 Million Share Exchange with QIND, Supporting Restructuring of Al Shola Gas Acquisition Obligations

Fusion Fuel to Issue 500,000 Class A Ordinary Shares at an Agreed Value of $4.00 Per Share in Exchange for $2.0 Million of QIND Equity

Restructuring Expected to Reduce QIND’s Remaining Al Shola Gas Purchase Price Obligations by $2.0 Million to Approximately $7.0 Million and Removes Legacy Financing Commitments

Al Shola Gas to Make Quarterly Dividend Distributions Commencing from the Third Quarter of 2026

Dublin, Ireland, October 22, 2026 (GLOBE NEWSWIRE) — Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a diversified energy platform, today announced that it has entered into a Share Exchange Agreement, dated as of September 23, 2026 (the “Share Exchange Agreement”), with its majority-owned subsidiary, Quality Industrial Corp. (OTCID: QIND) (“QIND”), in connection with the restructuring of QIND’s remaining purchase price obligations for its 51% ownership interest in Al Shola Al Modea Gas Distribution L.L.C. (“Al Shola Gas”). Concurrently, QIND, Al Shola Gas and the three individual shareholders of Al Shola Gas, who collectively own the remaining 49% of Al Shola Gas (the “ASG Shareholders”), entered into an Agreement and Amendment No. 2 to the Share Purchase Agreement, dated as of September 23, 2026 (the “Amendment”), which amends the Share Purchase Agreement dated March 27, 2024, as amended by the Amendment Agreement dated April 8, 2025, to restructure the remaining purchase price and related obligations.

Under the Share Exchange Agreement, subject to the satisfaction of closing conditions, the Company will issue to the ASG Shareholders an aggregate of 500,000 Class A Ordinary Shares of Fusion Fuel (calculated by dividing $2.0 million by an agreed price of $4.00 per share, subject to adjustment for any share consolidation, share split, share dividend or similar event), allocated 40% to Sanjeeb Safir, 40% to Safir Ahammed and 20% to Mohamed Hilal Saeed Muroushad Almheiri. Under the Amendment, the issuance of these shares is expected to satisfy $2.0 million of QIND’s remaining purchase price obligations to the ASG Shareholders; that portion of the purchase price will not be deemed paid unless and until the shares are actually issued or the Alternative Payment described below is made. As consideration for the issuance of the Fusion Fuel shares, QIND will issue to the Company shares of QIND common stock with an aggregate value of $2.0 million, with the number of shares determined by dividing $2.0 million by the lower of (i) the closing price of QIND’s common stock immediately preceding the closing date and (ii) the average closing price of QIND’s common stock for the five trading days ending on the trading day immediately preceding the closing date.

The total purchase price for QIND’s 51% interest in Al Shola Gas remains $10.0 million. Of this amount, $1.02 million has previously been paid in cash and $2.0 million is to be satisfied through the issuance of the Fusion Fuel shares. The remaining $6.98 million is payable on or before December 31, 2027, comprising $6.0 million payable in any form determined by QIND in its sole discretion, including cash or securities that are listed on a securities exchange at the time of delivery, and $980,000 payable in cash. QIND’s obligation to make the remaining purchase price payments is conditioned upon the ASG Shareholders having complied in all material respects with their cooperation obligations in connection with the closing of the Share Exchange Agreement and upon either such closing or QIND’s payment of the Alternative Payment. The Amendment also eliminates QIND’s previously existing obligations to provide or arrange debt financing, credit facilities, equity lines or bank guarantees for the benefit of Al Shola Gas or the ASG Shareholders, replaces the prior working capital provisions with an obligation of QIND to use commercially reasonable efforts to facilitate the purchase by Al Shola Gas of one additional LPG bobtail vehicle with approximately 18,000-liter capacity on or before December 31, 2026, with no obligation of QIND to provide or arrange financing for such purchase, and contains a mutual waiver and release of claims, including with respect to any actual or alleged defaults under the prior agreements.

In addition, the Amendment provides that Al Shola Gas will make quarterly dividend distributions equal in aggregate to its profits (as defined in the Amendment) for the previous fiscal quarter, distributed pro rata in accordance with its shareholders’ respective equity interests, commencing from the third quarter of 2026, unless otherwise determined by the Al Shola Gas Board of Directors. The Amendment also grants QIND a right of first refusal over any proposed transfer of Al Shola Gas shares by an ASG Shareholder to a third party, grants QIND an irrevocable option, exercisable on or prior to March 27, 2027, to purchase all or any portion of the ASG Shareholders’ Al Shola Gas shares at $65,359.48 per share, and extends the ASG Shareholders’ non-competition and non-solicitation restrictions from two years to four years.

The Fusion Fuel shares to be issued to the ASG Shareholders will be subject to a six-month lock-up from the date of issuance, during which they may not be sold or otherwise transferred without QIND’s prior written consent, followed by a leak-out restriction limiting each ASG Shareholder’s sales on any trading day to 3% of the total daily trading volume. The Fusion Fuel shares will not be registered under the Securities Act of 1933, as amended, and will be restricted securities. The Company has agreed to file a registration statement on Form F-3 (or other available form) covering the resale of the shares no later than 30 calendar days following the closing date and to use commercially reasonable efforts to cause it to be declared effective no later than 90 calendar days following the closing date; the filing or effectiveness of the registration statement will not affect the lock-up and leak-out restrictions.

The closing under the Share Exchange Agreement is subject to the satisfaction or, where permissible, waiver of a number of conditions set forth in the Share Exchange Agreement, including approval by The Nasdaq Stock Market LLC (“Nasdaq”) of an initial listing application in connection with the transactions, receipt of all required governmental approvals (including any required Nasdaq approvals and any approvals required under the Irish Takeover Panel Act 1997, Takeover Rules), and delivery of accredited investor questionnaires and AML/KYC documentation for each ASG Shareholder. The Share Exchange Agreement does not require the Company to submit, pursue, maintain or seek clearance of any initial listing application with Nasdaq unless and until the Company determines, in its sole discretion, that it will meet the applicable Nasdaq listing requirements at the time of such submission. If the Fusion Fuel shares have not been issued on or before December 31, 2026 because the closing under the Share Exchange Agreement has not occurred, QIND will be required, within ten calendar days thereafter, to satisfy the $2.0 million portion of the purchase price by paying cash or delivering certain other securities in accordance with the Amendment (the “Alternative Payment”). Each of the ASG Shareholders is an individual shareholder of Al Shola Gas, and Mr. Safir is Chief Operating Officer and Managing Director Middle East of QIND. The transactions were approved by the Company’s Board of Directors following review and approval by its Audit Committee.

The restructuring comes as Al Shola Gas continues to expand its operations and recurring revenue base, including the recent addition of a new bobtail delivery vehicle to its LPG distribution fleet in the UAE.

Frederico Figueira de Chaves, Chief Executive Officer of Fusion Fuel, commented, “We believe this transaction represents an attractive and efficient use of our equity while further aligning Fusion Fuel and QIND as we advance our broader strategy. Upon closing, the settlement of $2.0 million of QIND’s remaining purchase price obligations with Fusion Fuel shares at an agreed value of $4.00 per share is expected to reduce QIND’s remaining purchase price obligations to the Al Shola Gas shareholders to approximately $7.0 million, and we believe the lock-up and leak-out structure aligns the Al Shola Gas shareholders with Fusion Fuel’s long-term performance. At the same time, upon closing Fusion Fuel is expected to receive $2.0 million of QIND equity, and we believe the introduction of quarterly dividend distributions creates a clearer path for the cash generated by Al Shola Gas to flow through the group.

“Together with the removal of legacy financing commitments, we believe this strengthens the overall strategic and financial foundation of the business as we work to create value across the broader Fusion Fuel platform.”

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (Nasdaq: HTOO) is a diversified energy platform offering a comprehensive suite of energy supply, distribution, and engineering and advisory solutions through its operating businesses Al Shola Gas, Bright Hydrogen Solutions Ltd (“BrightHy Solutions”) and Biosteam Energy (Proprietary) Limited (“BioSteam Energy”). Al Shola Gas provides full-service industrial LPG solutions, including the design, supply, and maintenance of LPG systems, as well as the transport and distribution of LPG across commercial, industrial, and residential sectors. BrightHy Solutions, the Company’s hydrogen solutions platform, delivers engineering and advisory services enabling decarbonization across hard-to-abate industries. BioSteam Energy provides biomass-powered industrial steam solutions to clients. Through Royal Uranium Inc., the Company also holds a portfolio of uranium and natural gas royalty and other interests across Canada, Colombia and Argentina. For more information, please visit www.fusion-fuel.eu.

About Quality Industrial Corp.

Quality Industrial Corp. is an industrial energy company specializing in LPG infrastructure and distribution. Through its majority-owned subsidiary, Al Shola Gas, QIND provides consulting, engineering, installation, maintenance, and LPG supply services to residential, commercial, and industrial customers across the United Arab Emirates (“UAE”).

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance and can be identified by words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology. Forward-looking statements in this press release include, but are not limited to, statements regarding: the anticipated issuance of 500,000 Fusion Fuel Class A Ordinary Shares to the ASG Shareholders and of QIND common stock to the Company, and the timing of the closing under the Share Exchange Agreement; the satisfaction of the closing conditions under the Share Exchange Agreement; the expected reduction of QIND’s remaining purchase price obligations; the payment of the remaining purchase price on or before December 31, 2027 and any Alternative Payment; the anticipated quarterly dividend distributions by Al Shola Gas; QIND’s facilitation of the purchase of an additional LPG bobtail vehicle by Al Shola Gas; the anticipated filing and effectiveness of a resale registration statement; and the expected benefits of the transactions to the Company and QIND, including the alignment of the ASG Shareholders with the Company’s long-term performance, the flow of cash generated by Al Shola Gas through the Company; and the strengthening of the strategic and financial foundation of the Company’s business. These forward-looking statements are based on current expectations and assumptions and are not guarantees of future performance or results. They involve known and unknown risks, uncertainties, and other important factors, many of which are outside the Company’s control, that could cause actual results to differ materially from those expressed or implied, including, without limitation: the risk that the closing conditions under the Share Exchange Agreement, including Nasdaq approval of an initial listing application (which the Company is not required to submit unless it determines that it will meet the applicable Nasdaq listing requirements) and any approvals required under the Irish Takeover Panel Act 1997, Takeover Rules, are not satisfied in a timely manner or at all; the risk that QIND is unable to issue the required number of shares of its common stock at closing; the material uncertainty regarding the Company’s ability to continue as a going concern, including the Company’s dependence on external financing; QIND’s matured and unpaid convertible notes and the risk of failing to meet payment obligations under the Share Purchase Agreement, dated as of March 27, 2024, relating to Al Shola Gas, as amended, including the Alternative Payment if the closing under the Share Exchange Agreement does not occur by December 31, 2026; the risk that Al Shola Gas does not generate profits sufficient to support dividend distributions, or that its Board of Directors determines not to make such distributions; the risk that Al Shola Gas does not complete the purchase of an additional LPG bobtail vehicle; the risk that the resale registration statement is not filed or declared effective within the required timeframes; the effect of the issuance of the Class A Ordinary Shares on the Company’s existing shareholders and share price; geopolitical instability or armed conflict in the Middle East, including disruptions to shipping through the Strait of Hormuz and the departure of customers from the region, that could disrupt Al Shola Gas’s operations, sales volumes, supply chain and costs in the UAE; fluctuations in LPG and other energy commodity prices; foreign currency fluctuations; and the risks and uncertainties described in Exhibit 99.2 to the Report on Form 6-K/A furnished by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2026, in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as amended, and in the Company’s other filings with the SEC. Actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. All forward-looking statements in this press release are qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact:

ir@fusion-fuel.eu

www.fusion-fuel.eu